July 8, 2011
Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Merrill Lynch & Co., Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 1, 2011 Form 10-Q for the Quarter Ended March 31, 2011 Filed May 6, 2011 File No. 001-07182
Dear Mr. Windsor:
We have received and reviewed your letter dated June 24, 2011. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the comments and questions raised by the Staff. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.
Quarterly Report on Form 10-Q
Notes to Condensed Consolidated Financial Statements
Note 6 — Derivatives, page 38
1.	We note your discussion of trading revenue on page 44. Please respond to the following and expand your disclosures in future filings to address the following:
•	Tell us and expand your disclosures to provide further discussion of the types of instruments that generate your trading revenues by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate derivatives generate trading revenues (changes in fair value which reflect X line item, and fee charged to customer, which affects X line item, etc);

•	Describe the significant drivers of your trading revenues. For example, discuss how much of the revenue is driven by transaction fees versus changes in fair value of the instruments;

•	Tell us in more detail how trading revenue is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the trading revenues you would recognize represents the other side of the swap transaction that the customer requested; and

•	Based on the table on page 45, it appears that the vast majority of your principal transactions revenue is derived solely from your derivative products. Please clarify if that is true. If so, tell us where you include trading gains (losses) from your non-derivative contracts, such as realized and unrealized losses on trading securities, and quantify the amounts.

Response: The table on page 45 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (the “First Quarter 2011 Form 10-Q”) shows the trading and non-trading revenue for the Company. As noted on page 44 of the First Quarter 2011 Form 10-Q, this table includes both derivative and non-derivative instruments. In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will also reflect this in the table heading.
In the table on page 45 of the First Quarter 2011 Form 10-Q, trading related revenue includes changes in the fair value and gains/losses on the sales of trading and other assets which are included in principal transactions and other revenues, net interest revenue, and commissions. Trading related revenue is generated through several different channels that can vary between and within markets. For example, in the foreign exchange market, often a client will call the sales desk and ask for a price on a specific foreign exchange transaction. The client’s sales associate will contact the trading desk to determine the price. Trading related revenue is generated by the difference in the client price and the price at which the trading desk can transact the risk in the dealer market. That revenue is included in principal transactions.
Trading related revenue by product is recorded as follows:
•	For equity securities, commissions related to purchases and sales are recorded in commissions on the income statement. Changes in the fair value of these securities are included in principal transactions. These amounts are reflected in equity risk in the table on page 45 of the First Quarter 2011 Form 10-Q.

•	For debt securities, revenue is typically included in principal transactions. Unlike commissions for equity securities, the initial revenue related to broker/dealer services for debt securities is included in the pricing of the instruments rather than charged through separate fee agreements. Therefore, this revenue is recorded in principal transactions as part of the initial mark to fair value. In transactions where the Company acts as agent, fees are earned and recorded in commissions. In the table on page 45 of the First Quarter 2011 Form 10-Q, most sovereign government debt securities are reflected in interest rate risk. All other government debt securities (including, for example, municipal bonds and emerging market sovereign debt) and corporate debt securities are included in credit risk.

•	For derivatives, revenue is typically included in principal transactions. Similar to debt securities, the initial revenue related to dealer services is included in the initial pricing of the instrument rather than charged through separate fee agreements. Therefore, this revenue is recorded in principal transactions as part of the initial mark to fair value. In transactions where the Company acts as agent (which include exchange traded futures and options), fees are earned and recorded in commissions. Derivatives are included in the table on page 45 of the First Quarter 2011 Form 10-Q based on their predominant risk (e.g., credit default swaps are included in credit risk).

•	Certain instruments, primarily available-for-sale securities and loans, are not considered trading assets or liabilities. Gains/losses on sales and changes in fair value of these instruments, where applicable (e.g., the fair value option has been elected), are reflected in other revenues. These instruments are typically reflected in credit risk.

•	Interest revenue for debt securities and loans is included in net interest income/(expense).
We will provide this additional qualitative information in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Quarter Ended March 31, 2011 Compared With Quarter Ended March 31, 2010, page 87
2.	We note your disclosure on pages 85 and 88 whereby you quantify your proprietary trading revenues for the periods presented and discuss the anticipated impacts of the Volcker rule on such trading activity. We believe that these disclosures provide useful information that allows readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. However, we are unclear as to how you define “proprietary trading” activities and specifically how you distinguish them from “market-making” activities. Accordingly, please tell us and revise your future filings to clearly define what you consider to represent proprietary trading activities and explain how you distinguish them from market-making activities. In addition, to the extent possible, please provide us with a break-down of your principal transactions revenue for the most recent period by type of activity or purpose (e.g., market-making, proprietary trading, facilitation of client transactions, management of risk exposures, etc.). To the extent that such an analysis cannot be performed, tell us how you were able to quantify your proprietary trading revenues for the quarters ended March 31, 2011 and 2010.
Response: In the First Quarter 2011 Form 10-Q, the Company disclosed the revenues generated by its proprietary trading activities for the quarters ended March 31, 2011 and 2010. The Company will continue to provide this disclosure in future filings and will also update its disclosures about the expected impact of the Volcker Rule as relevant regulations are finalized and implemented to the extent that such impact is reasonably quantifiable and such activities are material to the Company’s results of operations or financial condition. In addition, to the extent the Company believes that the information is required under Item 503(c) of Regulation S-K, in future filings, the Company will also include in its Risk Factor disclosure additional qualitative and quantitative disclosures about its proprietary trading activities, as appropriate.
The disclosure referred to above includes the net revenues associated with activities the Company has identified as proprietary trading. Such activities are conducted separately from its customer trading activities and, therefore, the Company is able to quantify the net revenues that are generated by these operations. The Company’s proprietary trading operations involve trading activities in a variety of products, including stocks, bonds, currencies and commodities. In anticipation of the Volcker Rule’s prohibitions against proprietary trading becoming effective, the Company has substantially wound down its proprietary trading operations as of the end of the second quarter of 2011. In future filings, the Company will clarify its disclosure to discuss additional information regarding what it considers to represent its proprietary trading activities, if any. When evaluating its non-proprietary sales and trading results for each product area (e.g., equities, fixed-income, and commodities), the Company does not separately quantify the revenues generated by market-making, client facilitation, risk management and other types of trading activity.

Risk Factors, page 100
3.	Noting your response to our previous comment 8 and the indication that the Company has a maximum loss exposure to CDO’s of $2.6 billion, consider adding a risk factor to describe the exposures and maximum potential loss in future filings.
Response: In future filings, we will evaluate the level of our CDO exposure at quarter end and add a risk factor regarding this exposure if required under Item 503(c) of Regulation S-K.
We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.
The adequacy and accuracy of the disclosure in the filings is the responsibility of the Company. The Company acknowledges to the Securities and Exchange Commission (“SEC”) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have further questions or require additional clarifying information, please call Lizbeth Applebaum, Head of Merrill Lynch Accounting Policy at (212) 449-4414 or me at (212) 449-2239.

Sincerely,
/s/ PETER TAUBE
Peter Taube
Chief Accounting Officer and Controller Merrill Lynch and Co., Inc.

cc:	Robert Qutub, Chief Financial Officer — Merrill Lynch & Co., Inc.
Bruce Thompson, Chief Financial Officer — Bank of America Corporation
Neil A. Cotty, Chief Accounting Officer — Bank of America Corporation
John M. James, Corporate Controller — Bank of America Corporation
Edward P. O’Keefe, General Counsel — Bank of America Corporation
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP
Robert Flaum, Partner, PricewaterhouseCoopers LLP